August 13, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ronald E. Alper

Re:
HCM II Acquisition Corp.
Registration Statement on Form S-1
Filed June 18, 2024, as amended
File No. 333-280283

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of HCM II Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:45 p.m. Eastern Time on August 15, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David batalion
	Name:	David Batalion
	Title:	Managing Director, Investment Banking

[Signature Page to UW Acceleration Request]